December 23, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: TriUnity Business Services Ltd

Registration Statement on Form S-1/A

Filed November 27, 2024

File No. 333-282541

To the men and women of the SEC:

On behalf of TriUnity Business Services Ltd, (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated December 16, 2024 addressed to Ms. Jervey Choon, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form S-1/A on November 27, 2024.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Amendment No. 1 to Registration Statement on Form S-1

Going Concern, page 1

1. Please revise to disclose the amount due to a director as disclosed on page F-3.

Company Response:

We have added the disclosure above to page 1.

Significant Financial Obligation to Our Officer and Director Could Impact Financial Stability and Flexibility, page 4

2. We note your response to comment 6 and reissue in part. Please revise to quantify the substantial outstanding amount owed to your director.

Company Response:

We have revised page 4 to quantify the outstanding amount owed to our director.

Exhibits to Registration Statement, page 28

3. We note your response to comment 14 and reissue in part. Please advise whether the related-party advance is memorialized in any written agreement. If so, please file the related-party agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Company Response:

The related-party advance is not memorialized in any written agreement.

4. We note your response to comment 15. Please explain to us why you do not have a stock specimen at this time.

Company Response:

Given the Company is a early stage stage company, and intends to issue any shares sold in book entry, the Company does not have a stock specimen at this time.

Consent of Independent Accounting Firm, page 28

5. In your next amendment, please file an updated auditor consent dated within 30 days of the filing as an exhibit.

Company Response:

The Company’s Independent Accounting Firm has updated the date of the auditor consent, attached as exhibit 23.1 herein.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: December 23, 2024

/s/ Jervey Choon

Jervey Choon

Chief Executive Officer